EXHIBIT 11

                      HEALTH CARE CENTERS OF AMERICA, INC.


                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

The Company's Statement of Operations prepared by Management and audited by W. Dale McGhie for the years ending December 31, 1996, and 1995, include computation of earnings per share determined my using the monthly weighted average of shares outstanding during these periods. The weighted average shares used in the loss per common share calculations were 410,371,000 for December 31, 1996, 203,792,000 for December 31, 1995, and 89,608,000 for December 31, 1994.
Stock options are not included in the calculation since they are anti-dilutive.